File No. 70-10175

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-effective Amendment No. 3 to
FORM U-1
APPLICATION-DECLARATION UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
AGL Resources Inc.
Atlanta Gas Light Company	Chattanooga Gas Company
AGL Rome Holdings, Inc.	Pivotal Propane of Virginia, Inc.
Georgia Natural Gas Company	Southeastern LNG, Inc.
AGL Investments, Inc.	AGL Services Company
AGL Networks, LLC	AGL Capital Corporation
AGL Energy Corporation	Global Energy Resource Insurance Corporation
AGL Propane Services, Inc.	AGL Capital Trust I
Trustees Investments, Inc.	AGL Capital Trust II
Customer Care Services, Inc.	AGL Capital Trust III
Virginia Natural Gas, Inc.

Ten Peachtree Place Suite 1000 Atlanta, Georgia 30309

Pivotal Utility Holdings, Inc.
550 Route 202-206, Box 760
Bedminster, New Jersey 07921
Virginia Gas Distribution Company
1096 Ole Berry Drive
Abingdon, Virginia 24210

SouthStar Energy Services LLC
817 West Peachtree Street
Atlanta, Georgia 30308

Sequent Energy Management, LP	Sequent Holdings, LLC
Sequent, LLC	Sequent Energy Marketing, LP
Pivotal Jefferson Island Storage & Hub, LLC	Pivotal Energy Services, Inc.
Jefferson Island Storage & Hub, LLC	Pivotal Storage, Inc.
1200 Smith Street
Suite 900
Houston, Texas 77002

(Name of company or companies filing this statement and addresses of principal executive offices)

AGL Resources Inc.
(Name of top registered holding company of each applicant or declarant)

Bryan E. Seas
Vice President, Chief Accounting Officer and Controller
AGL Resources Inc.
Ten Peachtree Place
Suite 1000
Atlanta, Georgia 30309
(Name and address of agent for service)

We also request copies of any communication in connection with this matter be sent to:

Markian M. W. Melnyk
LeBoeuf, Lamb, Greene & MacRae, L.L.P.
1875 Connecticut Ave., N.W.
Washington, DC 20009
Telephone: (202) 986-8000

On October 14, 2004, AGL Resources Inc. filed post-effective amendment no. 1 to this application-declaration on Form U-1 in SEC File No. 70-10175. On September 9, 2005, AGL Resources Inc. filed post-effective amendment no. 2 to this application-declaration on Form U-1 in SEC File No. 70-10175. This post-effective amendment no. 3 amends and restates the application-declaration in its entirety, except for exhibits previously filed.

Item 1. Description of Proposed Transaction.

A. INTRODUCTION
AGL Resources Inc. (AGL Resources), is a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the Act). AGL Resources directly or indirectly owns several gas public utility subsidiary companies; Atlanta Gas Light Company (AGLC), Virginia Natural Gas, Inc. (VNG), Chattanooga Gas Company (CGC), Pivotal Utility Holdings, Inc. (Pivotal) and Virginia Gas Distribution Company (VGDC) (collectively, the Utility Subsidiaries). AGLC, CGC, VNG, Pivotal and VGDC are collectively referred to as the Utility Subsidiaries. The Utility Subsidiaries construct, manage and maintain natural gas pipeline in Georgia, Tennessee, Virginia, Maryland, Florida and New Jersey and serve more than 2.3 million end-use customers.
AGL Resources owns several additional non-utility companies, some of which are listed on the signature page of this Application. Through its non-utility subsidiaries, AGL Resources engages in various businesses including asset optimization, producer services, wholesale marketing and risk management; marketing of natural gas and related services to retail customers; and providing telecommunications conduit and dark fiber.
By Order dated April 1, 2004 in this proceeding (Holding Company Act Release No. 35-27828, SEC File No. 70-10175) the Commission authorized AGL Resources and its subsidiaries to engage in a system of external and intrasystem financing. In particular, under the April 1, 2004 order, AGL Resources and certain of AGL Resources non-utility subsidiaries were authorized to continue as parties to the AGL Resources Non-Utility Money Pool, subject to terms and conditions previously authorized. To the extent not exempt under Rule 52(b), certain non-utility subsidiaries were authorized to make unsecured short-term borrowings from the Non-Utility Money Pool, to contribute surplus funds to the Non-Utility Money Pool, and to lend and extend credit to one another through the Non-Utility Money Pool.
In addition, by order dated November 24, 2004 (Holding Company Act Release No. 35-27917, SEC File No. 70-10243), AGL Resources was authorized to acquire NUI Corporation and its subsidiaries, including NUI Utilities, Inc. (since renamed Pivotal Utility Holdings, Inc.), and several non-utility companies. The November 24, 2004 order extended certain financing authorization to NUI Corp. and its subsidiaries in their capacity as new direct and indirect subsidiaries of AGL Resources after the acquisition. The November 24, 2004 order similarly permitted the nonutility subsidiaries of NUI Corp. to participate in the AGL Resources Nonutility Money Pool under the same terms and conditions as AGL Resources’ nonutility subsidiaries.

B. OVERVIEW OF THE REQUEST
Applicants hereby request that the Commission issue a supplemental order in this proceeding authorizing Jefferson Island Storage & Hub, LLC (JISH), Pivotal Jefferson Island Storage & Hub, LLC (PJISH) and Pivotal Storage, Inc. (PSI), all of which are relatively new non-utility subsidiaries of AGL Resources, to become parties to and participate in the Non-Utility Money Pool, subject to the same terms and conditions previously authorized by the Commission in the April 1, 2004 order. JISH, PJISH and PSI will use the Non-Utility Money Pool to manage their short-term capital requirements in connection with the gas storage business described below. It is further requested that the Commission reserve jurisdiction over the participation of any other current or future non-utility subsidiaries of AGL Resources as a borrower under the Non-Utility Money Pool.
JISH owns and operates two salt dome gas storage caverns with 9.9 million Dekatherms (Dth) of total capacity and approximately 7.3 million Dth of working gas capacity. The facility has withdrawal capacity of over 720,000 Dth per day and injection capacity of 240,000 Dth per day. Through its interconnections with eight pipelines and its access to the Henry Hub, JISH will provide additional access to natural gas supply for AGL Resources’ utilities.
Through its indirect wholly owned subsidiary, PJISH, AGL Resources acquired JISH on October 1, 2004 for approximately $90 million, which included approximately $9 million of working gas inventory. The acquisition of JISH was exempt under Rule 58.
Additionally, AGL Resources has formed two new non-utility subsidiaries, PJISH and PSI, which are intermediate holding companies for JISH. PJISH is a subsidiary of PSI and PSI is a subsidiary of AGL Investments, which is a direct wholly owned subsidiary of AGL Resources. The creation of PJISH and PSI was exempt under AGL Resources’ April 1, 2004 Commission order.

Item 2. Fees, Commissions and Expenses.
The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $5,000 consisting chiefly of outside counsel fees and expenses.

Item 3. Applicable Statutory Provisions.
A. Sections 6(a), 7, 9, 10 and 12 of the Act and Rules 45 and 54 are considered applicable to the proposed transactions.

To the extent that the proposed transaction is considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B. The proposed transaction is subject to Rule 54, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving EWGs or FUCOs, as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied.

Neither AGL Resources nor any of its subsidiaries presently has an interest in any EWG or FUCO and, accordingly, Rule 53 is satisfied.

Item 4. Regulatory Approval.
No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transactions.

Item 5. Procedure.
The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. Applicants request that the Commission’s order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective. Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and order, unless the Division opposes the matters proposed herein.

Item 6. Exhibits and Financial Statements.
List below all financial statements and exhibits filed as a part of this statement:

(a) Exhibits
1.1	Opinion of Counsel

2.1	Proposed Form of Notice

3.2	Form of Non-Utility Pool Agreement, incorporated by reference to AGL Resources Inc.’s Form U-1/A, filed on April 1, 2004, SEC File No. 70-10175.

(b)	Financial Statements

FS.1	AGL Resources Inc.'s Consolidated Balance Sheet as of June 30, 2005, incorporated by reference to AGL Resources Inc.'s Quarterly Report on Form 10Q, filed on July 29, 2005, SEC File No. 001-14174.

FS.2
AGL Resources Inc.'s Consolidated Statement of Income for the Six Months Ended June 30, 2005, incorporated by reference to AGL Resources Inc.'s Quarterly Report on Form 10Q, filed on July 29, 2005, SEC File No. 001-14174.

FS.3
AGL Resources Inc.'s Consolidated Statement of Common Shareholders’ Equity as of June 30, 2005, incorporated by reference to AGL Resources Inc.'s Quarterly Report on Form 10Q, filed on July 29, 2005, SEC File No. 001-14174.

FS.4
Jefferson Island Storage & Hub LLC Statements of Income for the Six Months Ended June 30, 2005, incorporated by reference to AGL Resources Inc.’s Form U-1/A, filed on September 9, 2005, SEC File No. 70-10175.

FS.5	Jefferson Island Storage & Hub LLC Balance Sheets as of June 30, 2005, incorporated by reference to AGL Resources Inc.’s Form U-1/A, filed on September 9, 2005, SEC File No. 70-10175.

Item 7. Information as to Environmental Effects.
The proposed transactions involve neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 11, 2005	By: /s/ Andrew W. Evans
Andrew W. Evans
Senior Vice President and Chief Financial Officer

AGL Resources Inc.
AGL Capital Trust I, By: AGL Resources Inc., As Sponsor

Date: October 11, 2005	By: /s/ Brett A. Stovern
Brett A. Stovern
Vice President and Treasurer

AGL Investments, Inc.
AGL Networks, LLC
AGL Rome Holdings, Inc.
AGL Services Company
Atlanta Gas Light Company
Chattanooga Gas Company
Customer Care Services, Inc.
Georgia Natural Gas Company
Jefferson Island Storage & Hub, LLC
Pivotal Energy Services, Inc.
Pivotal Jefferson Island Storage & Hub, LLC
Pivotal Propane of Virginia, Inc.
Pivotal Storage, Inc.
Pivotal Utility Holding, Inc.
Sequent Energy Management, LP
Sequent Energy Marketing, LP
Sequent Holdings, LLC
Sequent, LLC
Southeastern LNG, Inc.
Trustees Investments, Inc.
Virginia Gas Distribution Company
Virginia Natural Gas, Inc.

Date: October 11, 2005	By: /s/ Paul R. Shlanta
Paul R. Shlanta
President

AGL Capital Trust II By: AGL Capital Corporation, As Sponsor
AGL Capital Trust III By: AGL Capital Corporation, As Sponsor
AGL Capital Corporation
AGL Energy Corporation
AGL Propane Services, Inc.
Global Energy Resource Insurance Corporation

Date: October 11, 2005	SouthStar Energy Services LLC

By: /s/ Michael A. Braswell
Michael A. Braswell
President